EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of US dollars - Unaudited)

	Note	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash		$26,627	$27,317
Amounts receivable		5,874	3,350
Amounts due from related parties	10(b)	146	18
Taxes recoverable	4	549	195
Prepaid expenses and other assets		3,093	2,278
Inventory	5	9,880	7,611
Total current assets		46,169	40,769
Exploration and evaluation assets	7	51,099	52,890
Plant, equipment and mining properties	9	57,103	53,801
Long-term investments	6	1,691	1,247
Other assets		1,631	4
Total assets		$157,693	$148,711
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$10,067	$10,292
Taxes payable		2,184	3,125
Derivative liability		70	475
Current portion of finance lease obligations		2,184	1,476
Current portion of equipment loans		325	166
Total current liabilities		14,830	15,534
Finance lease obligations		2,203	960
Equipment loans		317	27
Reclamation provision	11	2,119	2,062
Deferred income tax liabilities		5,936	4,729
Total liabilities		25,405	23,312
EQUITY
Share capital	12	164,993	163,325
Equity reserves		11,038	11,529
Treasury shares		(97)	(97)
Accumulated other comprehensive loss		(5,940)	(6,035)
Accumulated deficit		(37,706)	(43,323)
Total equity		132,288	125,399
Total liabilities and equity		$157,693	$148,711

Commitments & Contingencies – Note 15

Approved by the Board of Directors on May 13, 2025.

Peter Bojtos	Director	David Wolfin	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of US dollars, other than per share amounts - Unaudited)

		Three months ended March 31,
	Note	2025	2024
Revenue from mining operations	13	$18,836	$12,393
Cost of sales	13	8,274	10,054
Mine operating income		10,562	2,339
Operating expenses
General and administrative expenses	14	2,123	1,272
Share-based payments	12(c)(d)	362	423
		8,077	644
Other items
Interest and other income		163	3
Gain on long-term investments	6	444	132
Unrealized gain on derivative liability	17(c)	405	-
Foreign exchange (loss) gain		(99)	80
Finance cost		(5)	(2)
Accretion of reclamation provision	11	(48)	(51)
Interest expense		(81)	(90)
Income before income taxes		8,856	716
Income taxes:
Current income tax expense		(2,032)	(199)
Deferred income tax (expense) recovery		(1,207)	82
Income tax expense		(3,239)	(117)
Net income		5,617	599
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		95	(111)
Total comprehensive income		$5,712	$488
Earnings per share	12(e)
Basic		$0.04	$0.00
Diluted		$0.04	$0.00
Weighted average number of common shares outstanding	12(e)
Basic		140,863,356	130,027,962
Diluted		147,827,215	133,022,671

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2024		128,728,248	$151,688	$11,041	$(97)	$(5,208)	$(51,423)	$106,001
Common shares issued:
At the market issuances	12	1,886,248	926	-	-	-	-	926
Carrying value of RSUs exercised	12	585,265	512	(512)	-	-	-	-
Issuance costs	12	-	(38)	-	-	-	-	(38)
Share-based payments	12	-	-	423	-	-	-	423
Net income for the period		-	-	-	-	-	599	599
Currency translation differences		-	-	-	-	(111)	-	(111)
Balance, March 31, 2024		131,199,761	$153,088	$10,952	$(97)	$(5,319)	$(50,824)	$107,800
Balance, January 1, 2025		140,565,642	$163,325	$11,529	$(97)	$(6,035)	$(43,323)	$125,399
Common shares issued:
At the market issuances	12	1,300	3	-	-	-	-	3
Exercise of options	12	793,581	1,207	(452)	-	-	-	755
Carrying value of RSUs exercised	12	334,989	279	(279)	-	-	-	-
Carrying value of RSUs forfeited for withholding taxes				(122)				(122)
Issuance costs	12	-	179	-	-	-	-	179
Share-based payments	12	-	-	362	-	-	-	362
Net income for the period	12	-	-	-	-	-	5,617	5,617
Currency translation differences		-	-	-	-	95	-	95
Balance, March 31, 2025		141,695,512	$164,993	$11,038	$(97)	$(5,940)	$(37,706)	$132,288

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of US dollars - Unaudited)

		Three months ended March 31,
	Note	2025	2024
Operating Activities
Net income		$5,617	$599
Adjustments for non-cash items:
Deferred income tax expense (recovery)		1,207	(82)
Depreciation and depletion		872	857
Accretion of reclamation provision	11	48	51
Gain on investments	6	(444)	(132)
Unrealized gain on derivatives		(405)	-
Unrealized foreign exchange loss (gain)		103	(88)
Write down of equipment and materials and supplies inventory		1	-
Share-based payments		362	423
		7,361	1,628
Net change in non-cash working capital items	16	(6,603)	719
Cash provided by operating activities		758	2,347
Financing Activities
Shares and units issued for cash, net of issuance costs		182	888
Proceeds from option and RSU exercises, net		634	-
Lease liability payments		(396)	(452)
Equipment loan payments		(70)	(44)
Cash provided by financing activities		350	392
Investing Activities
Exploration and evaluation expenditures		(410)	(1,116)
Additions to plant, equipment and mining properties		(1,386)	(851)
Cash used in investing activities		(1,796)	(1,967)
Change in cash		(688)	772
Effect of exchange rate changes on cash		(2)	14
Cash, beginning		27,317	2,688
Cash, ending		$26,627	$3,474

Supplementary Cash Flow Information (Note 16)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company operates the Elena Tolosa Mine (“ET Mine” or “Avino Mine”) which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Avino property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

2. BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2024, annual consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V.(“Avino Mexico”)	98.45% direct 1.22% indirect(Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

3. RECENT ACCOUNTING PRONOUNCEMENTS

New and amended IFRS Accounting Standards that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

4. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	March 31, 2025	December 31, 2024
VAT recoverable	$536	$179
GST recoverable	13	17
	$549	$195

5. INVENTORY

	March 31, 2025	December 31, 2024
Process material stockpiles	$2,722	$2,520
Concentrate inventory	3,439	1,861
Materials and supplies	3,719	3,230
	$9,880	$7,611

The amount of inventory recognized as an expense for the three months ended March 31, 2025 totaled $8,274 (2024 - $10,054). See Note 13 for further details.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

6. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

For the three months ended March 31, 2025:

	Fair Value December 31,	Net	Movements in foreign	Fair value adjustments for	Fair Value March 31,
	2024	Additions	exchange	the period	2025
Talisker Resources Common Shares	$685	$-	$-	$584	$1,269
Silver Wolf Exploration Ltd. Common Shares	359	-	-	(135)	224
Silver Wolf Exploration Ltd. Warrants	20	-	-	-	20
Endurance Gold Corp. Common Shares	146	-	-	(5)	141
Endurance Gold Corp. Warrants	37	-	-	-	37
	$1,247	$-	$-	$444	$1,691

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

7. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	British Columbia & Yukon, Canada	Total
Balance, December 31, 2023	$15,698	$34,412	$1	$50,111

Drilling and exploration	130	1,449	-	1,579
Assessments and taxes	195	1,018	-	1,213
Effect of movements in exchange rates	(31)	19	-	(12)
Disposition of Olympic claims	-	-	(1)	(1)
Balance, December 31, 2024	$15,992	$36,898	$-	$52,890

Drilling and exploration	13	310	-	323
Assessments and taxes	88	12	-	100
Transfer to other assets	-	(2,215)		(2,215)
Effect of movements in exchange rates	1	-	-	1
Balance, March 31, 2025	$16,094	$35,005	$-	$51,099

(a) Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following two groups:

(i) Avino Mine area property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

(ii) Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (“Silver Wolf”)

On March 11, 2021, the Company entered into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”).

All exploration expenditure requirements on the properties have been met as of March 31, 2025, and Silver Wolf is in compliance with the terms of the Option Agreement as of March 31, 2025. As of March 31, 2025, the final milestone payments and the transfer of title of the claims comprising the properties remain outstanding.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concessions situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b) La Preciosa, Mexico

La Preciosa is a development stage mineral property located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán. The Project is hosting one of the largest undeveloped primary silver resources in Mexico, and is located adjacent to Avino’s existing operations at the Avino Property in Durango, Mexico. The property covers an area of approximately 1,134 hectares and is located on the eastern flank of the Sierra Madre Occidental mountain range.

(c) British Columbia, Canada

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

During the year ended December 31, 2024, Endurance exercised the option to acquire 100% ownership of the Olympic Claims by satisfying all required terms of the option agreement.

8. NON-CONTROLLING INTEREST

At March 31, 2025, the Company had an effective 99.67% (December 31, 2024 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2024 - 0.33%) interest represents a non- controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been presented separately in the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

9. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2024	18,375	844	1,929	17,573	26,232	15,370	80,323
Additions / Transfers	870	395	18	417	2,994	445	5,139
Writedowns	-	(36)	(183)	(1,679)	(983)	(822)	(3,703)
Effect of movements in exchange rates	(15)	(12)	(1)	20	(21)	(11)	(40)
Balance at December 31, 2024	19,230	1,191	1,763	16,331	28,222	14,982	81,719
Additions / Transfers	324	8	57	3,369	322	147	4,227
Writedowns	-	(5)	(54)	(6)	(5)	-	(70)
Effect of movements in exchange rates	-	1	-	1	1	22	25
Balance at March 31, 2025	19,554	1,195	1,766	19,695	28,540	15,151	85,901
ACCUMULATED DEPLETION AND DEPRECIATION / IMPAIRMENT
Balance at January 1, 2024	9,473	548	781	5,235	7,894	3,323	27,254
Additions / Transfers	426	130	401	1,534	549	339	3,379
Writedowns	-	(35)	(182)	(1,472)	(594)	(432)	(2,715)
Balance at December 31, 2024	9,899	643	1,000	5,297	7,849	3,230	27,918
Additions / Transfers	114	36	154	46	515	84	949
Writedowns	-	(5)	(54)	(6)	(4)	-	(69)
Balance at March 31, 2025	10,013	674	1,100	5,337	8,360	3,314	28,798
NET BOOK VALUE
At March 31, 2025	9,541	521	666	14,358	20,180	11,837	57,103
At December 31, 2024	9,331	548	763	11,034	20,373	11,752	53,801

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

Included in Buildings and construction in process above are assets under construction of $3,011 as at March 31, 2025 (December 31, 2024 - $3,443) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As of March 31, 2025, the Company performed an evaluation of the property plant and equipment and recorded a write-down of $1 (December 31, 2024 - $988) against the carrying value of mine and mill machinery and transportation equipment due to damage and obsolescence.

As at March 31, 2025, plant, equipment and mining properties included a net carrying amount of $6,948 (December 31, 2024 - $5,162) for mining equipment and right of use assets under lease.

10. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended March 31,
	2025	2024
Salaries, benefits, and consulting fees	$576	$293
Share-based payments	288	387
	$864	$680

(b) Amounts due to/from related parties

In the normal course of operations, the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	March 31, 2025	December 31, 2024
Oniva International Services Corp.	$97	$95
Silver Wolf Exploration Ltd.	(243)	(113)
	$(146)	$(18)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the three months ended March 31, 2025, the Company paid $185 (March 31, 2024 - $71) to ICC.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one- month notice by either party without penalty.

The transactions with Oniva are summarized below:

	Three months ended March 31,
	2025	2024
Salaries and benefits	$311	$254
Office and miscellaneous	134	133
	$445	$387

11. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at March 31, 2025, is $2,119 (December 31, 2024 – $2,062), and the undiscounted value of the obligation is $4,845 (December 31, 2024 – $4,825).

The present value of the obligation was calculated using a risk-free interest rate of 9.70% (December 31, 2024 – 9.70%) and an inflation rate of 3.69% (December 31, 2024 – 3.69%). Reclamation activities are estimated to begin in 2027 for the San Gonzalo Mine and in 2042 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	March 31, 2025	December 31, 2024
Balance at beginning of the period	$2,062	$2,195
Changes in estimates	-	84
Unwinding of discount	48	197
Effect of movements in exchange rates	9	(414)
Balance at end of the period	$2,119	$2,062

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value

(b) Issued:

(i) During the three months ended March 31, 2025, the Company issued 1,300 common shares in an at- the-market offering under prospectus supplement for gross proceeds of $3. The Company paid a 2.75% cash commission of on gross proceeds, for net proceeds of $3.

During the three months ended March 31, 2025, the Company issued 334,989 common shares upon exercise of RSUs. As a result, $279 was recorded to share capital and $122 was recorded as a result of RSUs forfeit for withholding taxes.

During the three months ended March 31, 2025, the Company issued 793,581 common shares following the exercise of 826,250 options, with 32,669 shares being forfeit for net exercise. As a result, $1,207 was recorded to share capital, representing cash proceeds of $656 and the fair value upon issuance of $451.

(ii) During the year ended December 31, 2024, the Company issued 9,338,685 common shares in an at- the-market offering under prospectus supplement for gross proceeds of $9,732. The Company paid a 2.75% cash commission of $268 on gross proceeds, for net proceeds of $9,464. The Company also incurred $360 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the year ended December 31, 2024, the Company issued 1,197,709 common shares upon exercise of RSUs. As a result, $1,018 was recorded to share capital.

During the year ended December 31, 2024, the Company issued 1,301,000 common shares following the exercise of 1,301,000 options. As a result, $1,515 was recorded to share capital, representing cash proceeds of $986 and the fair value upon issuance of $529.

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)
Stock options outstanding, January 1, 2024	6,666,000	$1.27
Granted	2,500,000	$0.78
Exercised	(1,301,000)	$1.04
Cancelled / Forfeited	(190,000)	$1.26
Stock options outstanding, December 31, 2024	7,675,000	$1.15
Exercised	(826,250)	$1.44
Stock options outstanding, March 31, 2025	6,848,750	$1.11
Stock options exercisable, March 31, 2025	6,848,750	$1.11

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2025:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 4, 2025	$1.64	970,000	0.35	970,000	0.35
March 25, 2027	$1.20	1,835,000	1.98	1,835,000	1.98
March 29, 2028	$1.12	1,870,000	3.00	1,870,000	3.00
July 10, 2028	$1.12	150,000	3.28	150,000	3.28
March 25, 2029	$0.78	2,023,750	3.99	2,023,750	3.99

		6,848,750	2.65	6,848,750	2.65

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	March 31, 2025	December 31, 2024
Weighted average assumptions:
Risk-free interest rate	-%		3.51%
Expected dividend yield	-%		0%
Expected warrant life (years)	-		5
Expected stock price volatility	-%		60.73%
Expected forfeiture rate	-%		15%
Weighted average fair value	-	C$	0.43

During the three months ended March 31, 2025, the Company charged $37 (December 31, 2024 - $907) to operations as share-based payments for the fair value of stock options granted.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)
RSUs outstanding, January 1, 2024	2,994,709	$1.03
Granted	1,881,000	$1.02
Exercised	(1,197,709)	$1.15
Cancelled / Forfeited	(137,132)	$1.08
RSUs outstanding, December 31, 2024	3,540,868	$1.08
Exercised	(334,989)	$1.19
Forfeited for withholding taxes	(146,550)	$1.19
RSUs outstanding, March 31, 2025	3,059,329	$1.06

The following table summarizes information about the RSUs outstanding at March 31, 2025:

Issuance Date	Price (C$)	Number of RSUs Outstanding
March 25, 2022	$1.19	75,000
March 29, 2023	$1.12	1,124,288
July 10, 2023	$0.94	50,000
April 1, 2024	$1.02	1,810,041
		3,059,329

During the three months ended March 31, 2025, Nil RSUs (December 31, 2024 – 1,881,000) were granted.

During the three months ended March 31, 2025, the Company charged $325 (December 31, 2024 - $1,128) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

(e) Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	Three months ended March 31,
	2025	2024
Net income for the period	$5,617	$599
Basic weighted average number of shares outstanding	140,863,392	130,027,962
Effect of dilutive share options, warrants, and RSUs	6,963,858	2,994,709
Diluted weighted average number of shares outstanding	147,827,215	133,022,671
Basic and diluted earnings per share	$0.04	$0.00

13.    REVENUE AND COST OF SALES

The Company’s revenues for the three months ended March 31, 2025 and 2024, are all attributable to Mexico, from shipments of concentrate from the Avino Mine.

	March 31, 2025	March 31, 2024
Concentrate sales	$15,761	$12,674
Provisional pricing adjustments	3,075	(281)
	$18,836	$12,393

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following for the three months ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Production costs	$7,440	$9,233
Depreciation and depletion	834	821
	$8,274	$10,054

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

14. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	March 31, 2025	March 31, 2024
Salaries and benefits	$1,000	$396
Office and miscellaneous	446	381
Management and consulting fees	247	107
Professional fees	187	159
Investor relations	95	73
Regulatory and compliance fees	44	41
Depreciation	37	36
Directors fees	34	44
Travel and promotion	33	35
	$2,123	$1,272

15. COMMITMENTS & CONTINGENCIES

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one- month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2025	December 31, 2024
Not later than one year	$172	$180
Later than one year and not later than five years	1,476	1,052
Later than five years	2,890	3,312
	$4,538	$4,544

Office lease payments recognized as an expense during the three months ended March 31, 2025, totaled $8 (March 31, 2024 - $10).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2025	March 31, 2024
Net change in non-cash working capital items:
Inventory	$(2,193)	$418
Prepaid expenses and other assets	(815)	(106)
Taxes recoverable	(354)	78
Taxes payable	(941)	62
Accounts payable and accrued liabilities	352	(1,153)
Amounts receivable	(2,525)	1,447
Amounts due to related parties	(127)	(27)
	$(6,603)	$719

	March 31, 2025	March 31, 2024
Other supplementary information:
Interest paid	$68	$64
Taxes paid	1,457	10
	$1,525	$74

	March 31, 2025	March 31, 2024
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of RSUs	1,207	512
Transfer of share-based payments reserve upon exercise of options	279	-
Equipment acquired under finance leases and equipment loans	3,009	108
	$4,495	$620

17. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short- term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2024 – two) counterparties (see Note 18). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2025, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2025, in the amount of $26,627 and current assets exceeded current liabilities by $31,339 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2025, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$10,067	$10,067	$-	$-
Derivative liability	70	70	-	-
Equipment loans	709	366	343	-
Finance lease obligations	4,787	2,443	2,344	-
Total	$15,633	$12,946	$2,687	$-

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2025		December 31, 2024
	MXN	CDN	MXN	CDN
Cash	$4,029	$725	$13,989	$396
Due from related parties	4,928	-	2,287	-
Long-term investments	-	2,379	-	1,742
Reclamation bonds	-	6	-	6
Amounts receivable	4,307	127	3,599	24
Accounts payable and accrued liabilities	(57,559)	(701)	(65,989)	(46)
Due to related parties	-	(139)	-	(136)
Finance lease obligations	(1,749)	(514)	(2,031)	(549)
Net exposure	(46,044)	1,883	(48,145)	1,437
US dollar equivalent	$(2,256)	$1,309	$(2,349)	$998

Based on the net US dollar denominated asset and liability exposures as at March 31, 2025, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2025, by approximately $107. (December 31, 2024 - $144). The Company has entered into certain foreign currency contracts to mitigate this risk. and during the three ended March 31, 2025, recorded a derivative liability of $70 (December 31, 2024 - $475).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2025, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $344 (December 31, 2024 - $36).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2025, a 10% change in market prices would have an impact on net earnings (loss) of approximately $164 (December 31, 2024 - $119).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$26,627	$-	$-
Amounts receivable	-	5,874	-
Due from related parties	146	-	-
Long-term investments	1,634	-	57
Total financial assets	$28,407	$5,874	$57

Financial liabilities
Derivative liability	-	-	(70)
Total financial liabilities	$-	$-	$(70)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,317	$-	$-
Amounts receivable	-	3,350	-
Due from related parties	18	-	-
Long-term investments	1,190	-	57
Total financial assets	$28,525	$3,350	$57

Financial liabilities
Derivative liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

18. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance. We have determined that each producing mine represents an operating segment, of which there is one as of March 31, 2025.

The Company’s revenues for the three months ended March 31, 2025 of $18,836 (March 31, 2024 - $12,393) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, and is considered to be one single reportable operating segment.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	March 31, 2025	March 31, 2024
Silver	$6,900	$5,036
Copper	7,060	5,906
Gold	6,376	3,033
Penalties, treatment costs and refining charges	(1,500)	(1,582)
Total revenue from mining operations	$18,836	$12,393

For the three months ended March 31, 2025 and 2024, the Company had the following customers that accounted for total revenues as follows:

	March 31, 2025	March 31, 2024
Customer #1	$17,693	$8,596
Customer #2	1,143	13
Other customers	-	3,784
Total revenue from mining operations	$18,836	$12,393

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	March 31, 2025	December 31, 2024
Exploration and evaluation assets - Mexico	$51,099	$52,890
Exploration and evaluation assets - Canada	-	-
Total exploration and evaluation assets	$51,099	$52,890

	March 31, 2025	December 31, 2024
Plant, equipment, and mining properties - Mexico	$56,725	$53,400
Plant, equipment, and mining properties - Canada	378	401
Total plant, equipment, and mining properties	$57,103	$53,801

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

(Expressed in thousands of US dollars, except where otherwise noted)

19. SUBSEQUENT EVENTS

At-The-Market Sales –Subsequent to March 31, 2025, the Company issued 2,000,000 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $4,192.

Share Issuance –Subsequent to March 31, 2025, the Company issued 973,307 common shares as a result of the vesting conditions of RSUs exercised.

RSU & Option Grant –Subsequent to March 31, 2025, the Company granted 2,397,000 incentive stock options and 1,476,000 RSUs to its directors, officers, employees and consultants. The stock options are exercisable for up to five years at a price of C$2.11 per share and will be vested in stages over a 12-month period with no more than 1/4 of the options vesting in any three-month period from the date of the grant. The RSUs will be vested at the rate of 1/3 annually for a period of three years from the date of grant, until fully vested. The stock options and the RSUs are non-transferable.

Stock Options Exercises – Subsequent to March 31, 2025, the Company issued 97,500 common shares through the exercise of 97,500 stock options at an average exercise price of C$0.96 for proceeds of C$93

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